Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Amendment No. 5 to Form S-1 of Realogy Holdings Corp. (formerly Domus Holdings Corp.) and its subsidiaries, of our report dated March 2, 2012, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the reverse stock split and the NRT franchise agreement matter as described in Note 1, as to which the date is September 27, 2012, relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting of Realogy Holdings Corp. and its subsidiaries, which appear in such Registration Statement. We also consent to the reference to us as experts under the heading “Independent Registered Public Accounting Firms” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

October 5, 2012